Mail Stop 4561

      October 25, 2005


Mr. Delmar Janovec
Chief Executive Officer
Ameriresource Technologies, Inc.
3440 E. Russell Road
Suite 217
Las Vegas, NV 89120

      Re:	Ameriresource Technologies, Inc.
      Item 4.01 Form 8-K
      Filed October 19, 2005
      File No. 0-20033

Dear Mr. Janovec:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed October 19, 2005

1. It appears that your former auditor, Franklin Griffith & Associates merged with another firm to form a new legal entity called
DeJoya Griffith & Associates. Under Item 304 of Regulation S-B, this constitutes a change of accountants. Please revise Form 8-K to include all disclosures required by Item 304 of Regulation S-B. Additionally, please tell us whether Dejoya Griffith & Associates has applied for registration with the PCAOB.


      File an amendment under cover of Form 8-K/A and include the
Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.
The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures.

      Any questions regarding the above should be directed to me at
(202) 551-3466.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant
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Ameriresource Technologies, Inc.
October 25, 2005



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